December 3, 2014

Kathryn McHale

Senior Staff Attorney

United State Securities and Exchange Commission

Washington, DC 20549

RE:                          GNB Financial Services, Inc.

Registration Statement on Form S-4

Filed October 15, 2014

File No. 333-199324

Dear Ms. McHale:

On behalf of GNB Financial Services, Inc. (“GNB”), we hereby submit the following responses to your comment letter dated as of November 10, 2014 relating to GNB’s Registration Statement on Form S-4 as filed on October 15, 2014 (File No. 333-199324).  On December 3, 2014, Amendment No. 1 to Form S-4 (the “Amendment”) was filed.

Each response is preceded by the specific comment contained in your comment letter and numbered accordingly.

Registration Statement on Form S-4 filed October 15, 2014

General

1.                                      Please update your financial statements and related disclosures, as necessary, in accordance with Rule 8-08 of Regulation S-X as well as your unaudited pro forma combined financial information and related data as required by Rule 11-02 of Regulation S-X. In addition, please provide updated consents from the independent accountants as necessary.

The financial statements and related disclosures have been updated, as necessary, in accordance with Rule 8-08 of Regulation S-X as well as the unaudited pro forma combined financial information and related data as required by Rule 11-02 of Regulation S-X. In addition, updated consents from the independent accountants have been provided as necessary.

2.                                      It appears that you qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing and whether you intend to take advantage of the scaled disclosure requirements.

GNB does not intend to qualify itself as an “emerging growth company”. Therefore, no disclosure has been made in the Amendment.

3.                                      Please supplementally provide us with any board books prepared or provided by Boenning & Scattergood, Inc. and Ambassador Financial Group, Inc. in connection with rendering the fairness opinions.

In response to this comment, Bybel Rutledge LLP, counsel to GNB, will furnish to the staff copies of any board books, provided to or prepared by Boenning & Scattergood, Inc. and Ambassador Financial Group, Inc. in connection with rendering the fairness opinions. These documents are being provided under separate cover requesting confidential treatment pursuant to the provisions of C.F.R. Sec. 200.83 and Rule 418 promulgated under the Securities Act of 1933, as amended. In accordance with such rule, counsel to the Company will request that those materials be returned promptly or destroyed following the completion of the staff’s review thereof.

Cover Page

4.                                      We note your answer to Q-7 on page 2. Please revise the first paragraph on your cover page to disclose that FNBM shareholders may also receive a combination of both stock and cash, either at their election or in order to comply with the allocations set forth in paragraph three.

The cover page has been revised in accordance with this comment. Please see the cover page of the Amendment.

5.                                      Please revise your second paragraph to disclose that there is no established public trading market for GNB common stock and that, as a result, any quotations of GNB common stock may not reflect its actual current market value.

The second paragraph on the cover page has been revised in accordance with this comment. Please see the cover page of the Amendment.

6.                                      Please revise to prominently disclose that the merger consideration being offered to FNBM shareholders is subject to change and cannot be determined until after shareholders will vote to approve or reject the merger. Further, revise to identify all factors that may adjust the merger consideration, including the proportion of FNBM’s delinquent loans and the value of FNBM’s shareholders equity as of the “Measurement Date.” Make corresponding revisions underneath Q-7 on page 2.

The cover page and Q-7 have been revised in accordance with this comment. Please see the cover page and page 2 of the Amendment.

7.                                      Further revise to disclose a range delineating the minimum and maximum merger consideration that individual FNBM shareholders could receive under the terms of your merger agreement. In addition, please disclose the aggregate consideration as of a recent date.

The cover page has been revised in accordance with this comment. Please see the cover page of the Amendment.

Inside Front Cover Page

8.                                      Please revise to include the statements required by Item 2 of Form S-4.

The inside front cover page has been revised in accordance with this comment. Please see the inside front cover page of the Amendment.

Questions and Answers about the Merger, page 1

“What will FNBM shareholders receive in the merger?”, page 2

9.                                      Please revise to disclose the value of 4.7684 shares of GNB common stock, based on its stock price, on the day preceding the announcement of the merger and, as of the most recent practicable date. Make corresponding revisions to your summary on page 7.

As pointed out by the Staff in its comment number 5 above, GNB common stock has no established public trading market and that, as a result, quotations of GNB common stock may not reflect its actual current market value. Therefore, we do not believe it is appropriate to disclose the value of 4.7684 shares of GNB common stock under this question on page 2 and on page 7 because on the day preceding the announcement of the merger the value of GNB common stock as quoted on the OTCQB on the last trading day prior to the announcement was $147.00 which is significantly higher due to a limited number of trades made during the second quarter of 2014 than trades made before and after that quarter. The resulting value of 4.7684 shares of GNB common stock is skewed significantly higher and could be viewed as misleading to both GNB and FNBM shareholders. GNB believes the $147.00 trades were an anomaly and does not reflect a reliable indication of the market value of GNB common stock. Therefore, we have included the information requested under a separate caption in the summary section of the document entitled “Comparative Market Value” immediately following “Market Price and Dividend Information”. Please see page 16 of the Amendment.

10.                               Please revise to disclose the minimum consideration possible based upon the maximum downward adjustments pursuant to each of the two contingencies that you identify. If there is no minimum, so state. Further disclose the percentage of FNBM Delinquent Loans and the amount of FNBM shareholders’ equity, as of the most recent practicable date, and further provide a range of representative hypothetical examples for the Loan Adjusted Merger Consideration and Shareholders Equity Merger Consideration, as each term is defined on page 8. Make corresponding revisions to your summary section.

The Amendment has been revised in accordance with this comment. Please see the revised disclosure under “What will FNBM shareholders receive in the merger?” on pages 2 and 3 and in the “Summary” on page 9 of the Amendment.

11.                               Please revise your second sentence of this answer to prominently state that elections by FNBM shareholders are not guaranteed and depend upon on the elections made by other FNBM shareholders. Make corresponding revisions to your summary on page 8.

The Amendment has been revised in accordance with this comment. Please see pages 2 and 11 of the Amendment.

“What are the material U.S. federal income tax consequences of the merger to FNBM shareholders?”, page 5

12.                               We note your disclosure on page 76 that one of the merger conditions is a tax opinion that the merger will constitute a tax free organization. Please disclose this fact here, and on page 12, and disclose whether or not this condition may be waived by either party. If this condition may be waived, revise your disclosure on page 85 and your disclosure under Item 22 of Part II to undertake to recirculate and resolicit your registration statement. Refer to Section III.D.3 of Staff Legal Bulletin No. 19.

The Amendment has been revised in accordance with this comment. Please see pages 6, 13, 90 and II-3 of the Amendment.

Risk Factors, page 21

13.                               Please consider adding a risk factor related to the FNBM’s Memorandum of Understanding with the Office of the Comptroller of the Currency. Similarly revise your description of FNBM on page 125 or cross reference to disclosure elsewhere in the document.

A risk factor has been added and the description of FNBM has been revised in accordance with this comment. Please see pages 27 and 134 of the Amendment.

Proposal: The Merger, page 37

14.                               We note your disclosure that “representations and warranties contained in the merger agreement…may be subject to limitations agreed to by the contracting parties, including being qualified by disclosures between the parties.” Please revise to either delete this disclosure or affirmatively state that there are no material representations or warranties that are in addition to or conflict with the disclosure provided in the body of your registration statement.

The Amendment has been revised in accordance with this comment. Please see page 40 of the Amendment.

15.                               Revise to disclose specific and quantifiable information on the type and amount of merger consideration that each side initially proposed, as well as on any other material terms that were actively negotiated by the parties. Provide each board’s justification for proposing such terms and, if applicable, accepting or rejecting subsequent revisions to the proposed terms or amounts.

The Amendment has been revised in accordance with this comment. Please see the pages 40 through 45 of the Amendment.

16.                               Revise to disclose why “the board of directors unanimously concluded that GNB’s proposal was superior” to the other interested institution that was invited to present to the FNMB board in May 2014.

The Amendment has been revised in accordance with this comment. Please see page 44 of the Amendment.

Opinion of GNB’s Financial Advisor, page 44

17.                               We note your disclosures on page 45, 46, and 52 that Boenning used non-public projections prepared by FNBM’s senior management in preparing its fairness opinion. Please disclose these projections or provide your analysis for why these projections are not material information that must be disclosed to investors.

The language under the Opinion of GNB’s Financial Advisor has been revised to disclose that no non-public projections prepared by FNBM’s senior management were shared with or used by Boenning in preparing its fairness opinion. All forward looking data concerning GNB or FNBM were based, in part, on projections developed by GNB’s management. All other material, non-public information shared by either party with financial advisors has been disclosed in the financial statements included in the S-4 or was confirmatory of operations which have become historic fact and have, therefore, been disclosed in the S-4. Please see page 49 of the Amendment.

Opinion of FNBM’s Financial Advisor, page 55

18.                               We note your disclosure on page 56 that Ambassador used non-public projections prepared by GNB’s senior management in preparing its fairness opinion. Please disclose these projections or provide your analysis for why these projections are not material information that must be disclosed to investors.

The language under the Opinion of FNBM’s Financial Advisor has been revised to disclose that no non-public projections prepared by GNB’s senior management were shared with or used by Ambassador in preparing its fairness opinion. All other material, non-public information shared by either party with financial advisors has been disclosed in the financial statements included in the S-4 or was confirmatory of operations which have become historic fact and have, therefore, been disclosed in the S-4. Please see the page 61 of the Amendment.

Related Party Transactions, page 103

19.                               Please confirm the disclosure in this section relates to the three previous fiscal years or revise to disclose all required related party transactions in accordance with Instruction 1 to Item 404 of Regulation S-K.

GNB confirms that the disclosure in this section relates to the three previous fiscal years.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of FNMB Financial Corporation

Credit Risk and Loan Quality, page 133

20.                               We note your disclosure that FNB Minersville experienced an increase of $657,000 in total non-performing loans due to the change in the accrual status of a commercial real estate participation. In order to more fully understand how and why this loan impacted certain asset quality and allowance for loan loss statistics and trends, please revise your disclosure to address the following:

•                  When the loan shifted from accrual to non-accrual classification, including the underlying reasons that caused this to occur;

•                  Whether the loan was considered impaired for any period presented and if so, when the loan became impaired, as well as the underlying reasons that caused this to occur. If not impaired, include a discussion supporting your conclusion;

•                  The amount of any charge-offs recognized for the loan, as applicable;

•                  The amount of any related allowance for loan loss for the loan along with a discussion to support your conclusion;

•                  Any other pertinent information necessary to understand your review of the loan and your determination of the loan classification (e.g., accrual, non-accrual, impaired, etc.) and related allowance determination, and

•                  On an overall basis, more comprehensively discuss the reasons why your allowance for loan loss as a percentage of the total loan portfolio decreased while nonperforming loans increased during the periods presented

For the first nine months of 2014, total non-performing loans decreased $242,000. Please see page 143 of the Amendment. Therefore, no additional disclosure is necessary.

Consolidated Financial Statements of GNB Financial Services, Inc.

Notes to the Consolidated Financial Statements

Note 1. Summary of Significant Accounting Policies — Loans Receivable, page F-10

21.                               Please revise your disclosure here, and in your critical accounting policies on page 104, to address your accounting policy for both noncredit impaired and credit impaired purchased loans. Discuss how you classified acquired loans at acquisition (accrual, non-accrual, 90 days and accruing, impaired and troubled debt restructuring). Address whether there are loans that are considered non-accrual and / or impaired at or immediately after acquisition and the underlying reasons for your determination.

Note 1 to the Consolidated Financial Statements of GNB has been revised in accordance with this comment. Please see “Note 1. Summary of Significant Accounting Policies - Loans Acquired” on page F-12 of the Amendment.

22.                               As a related matter, please revise to discuss how your accounting for acquired loans, including loans acquired with deteriorated credit quality, impacts your credit metrics and trends. Specifically identify the credit metrics and trends most impacted and discuss the comparability between periods with your peers. For example, in your disclosure of the asset quality coverage ratio of “the allowance for loan losses to nonaccrual loans”, please revise your disclosure to quantify the amount of purchased loans included in the denominator for which there is no associated allowance for loan losses. These disclosures should be supplemented by a narrative discussion which addresses the specific reasons for the changes in the coverage ratio between the periods presented.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of GNB Financial Services, Inc. (the “GNB MD&A”) has been revised in accordance with this comment. Please see “Nonperforming Assets” on page 127 of the Amendment.

Note 2. Restatement of Consolidated Financial Statements, page F-17

23.                               Please revise your disclosure to include an enhanced description of the restatement so that a reader can more fully understand the nature of the errors.

Note 2 to the Consolidated Financial Statements of GNB has been revised in accordance with this comment. Please see pages F-18 and F-19 of the Amendment.

Note 5. Allowance for Loan Losses, page F-24

24.                               We note your disclosure that the Company has segmented into the following pools for purposes of determining the allowance for loan losses: agriculture loans, commercial real estate loans, commercial loans, residential real estate loans, consumer loans, and municipal loans. Please revise your disclosures to provide a thorough and detailed description of each of these loan segments and any classes of financing receivables within these segments for purposes of providing the disclosures required by ASU 2010-20. In your disclosure, please address the specific risk characteristics of each loan segment. Refer to ASC 310-10-50-11B(a)(2).

The GNB MD&A has been revised in accordance with this comment. Please see “Lending Activities” and “Loan Underwriting Risks” beginning on page 103 of the Amendment. Further, Note 5 to the Consolidated Financial Statements of GNB has been revised in accordance with this comment. Please see page F-25 of the Amendment.

25.                               We note your disclosure on page F-24 that historical loss percentages are calculated over a two-year period for all portfolio segments. We also note your disclosure on page 109 that historical losses are calculated over a four-year period for all portfolio segments. Please explain and revise your disclosures as necessary. In the event this represents a change in your allowance methodology, please revise your disclosure to address this as well as the quantitative impact of the change, if material.

The GNB MD&A has been revised to read: “These historical loss percentages are calculated over a two-year period for all portfolio segments.” Please see page 117 of the Amendment.

Note 5. Allowance for Loan Losses — Impaired Loans, page F-30

26.                               Please revise to disclose the information required by ASC 310-10-50-15(c)(1), (2) and (3) for each period for which results of operations are presented.

The information required by ASC 310-10-50-15(c)(1), (2) and (3) for each period for which results of operations are presented has been included in accordance with this comment. Please see the table on page F-33 of the Amendment.

27.                               We note your disclosure on page 121 that GNB typically records a charge-off or creates a specific reserve for impaired loans when repayment is not expected to occur as agreed upon under the original terms of the loan agreement. Your disclosure here and beginning on page F-30 indicates that none of the impaired loans required a specific reserve in any of the periods presented. Furthermore, we also note from your disclosure beginning on page F-30, that the recorded investment in impaired loans is less than the unpaid principal balance which indicates that you may have recorded direct charge-offs rather than recording specific reserves. In order to bridge the gap between these disclosures, please revise your disclosure here, and in other relevant sections of the document, to address the following:

•                  Your charge-off policies for each type of loan and whether you have revised these policies during the periods presented. To the extent applicable, discuss how you determine a loss event has occurred which warrants a charge-off.

•                  The triggering events or other facts and circumstances that impact your decision to charge-off a portion of a loan as compared to recording a specific or general reserve.

•                  How partial charge-offs on nonperforming loans impact the coverage ratio and other credit loss statistics and trends. For example, please consider disclosing the amount of nonperforming and impaired loans for which you have recorded partial charged-offs.

Note 1 to the Consolidated Financial Statements of GNB has been revised in accordance with this comment. Please see “Note 1. Summary of Significant Accounting Policies - Loans Charge-Off Policies” on page F-12 and “Allowance for Loan Losses” on page F-11 of the Amendment. Please note that the amount of partial charge-offs has not been significant to the financial statements.

Consolidated Financial Statements of FNBM Financial Corporation

Consolidated Statements of Operations, page F-82

28.                               We note that your Consolidated Statements of Operations on page F-82 and your Consolidated Statements of Comprehensive Income (Loss) on page F-85 are presented in thousands, which is not consistent with the rest of your financial statement presentation. Please revise accordingly.

The Consolidated Statements of Operations and Consolidated Statements of Comprehensive Income (Loss) of FNBM have been revised in accordance with this comment. Please see pages F-86 and F-89 of the Amendment.

Notes to the Consolidated Financial Statements

Note 1(n). Summary of Significant Accounting Policies — Allowance for Loan Losses, page F-62 and F-88

Since filing the registration statement on October 15, 2014, Patton and Lettich, FNBM’s accounting firm which performed the audit of FNBM’s consolidated financial statements as of December 31, 2013 and 2012, has dissolved its partnership. Therefore, since it is impossible for FNBM to have Patton and Lettich revise its audit for the years ended December 31, 2013 and 2012 and the notes in connection therewith, FNBM has only addressed comments 29 through 37 below in its notes to its consolidated financial statements as of September 30, 2014.

29.                               Please revise your impaired loan policy disclosure to explicitly disclose your policy for determining which loans are individually assessed for impairment. Refer to ASC 310-10-50-15(d).

Note 1 to the Consolidated Financial Statements of FNBM has been revised in accordance with this comment. Please see page F-93 of the Amendment.

30.                               Please revise your impaired loan disclosure to include your policy for recognizing interest income on impaired loans and how cash receipts are recorded. Refer to ASC 310-10-50-15(b).

Note 1 to the Consolidated Financial Statements of FNBM has been revised in accordance with this comment. Please see page F-93 of the Amendment.

Note 5. Loans Receivable and Allowance for Loan Losses, page F-67 and F-93

31.                               We note your disclosure on page F-68 that the Bank’s loans are segmented into the following pools: mortgage; non-farm/nonresidential; consumer; commercial and industrial; nonprofit organizations; states and political subdivisions; and participation. Please revise your disclosures to provide a thorough and detailed description of each of these loan segments and any classes of loans within these segments for purposes of providing the disclosures required by ASU 2010-20. In your disclosure, please address the specific risk characteristics of each loan segment. Refer to ASC 310-10-50-11B(a)(2).

Note 5 to the Consolidated Financial Statements of FNBM has been revised in accordance with this comment. Please see page F-97 of the Amendment.

32.                               Please revise your tables presenting the changes in the allowance for loan losses on pages F-68 and F-94 to present the information by portfolio segment. Refer to ASC 310-10-50-11B(c) and the example disclosure in ASC 310-10-55-7 for guidance.

Note 5 to the Consolidated Financial Statements of FNBM has been revised in accordance with this comment. Please see page F-101 of the Amendment.

33.                               Please revise your disclosure to disclose both the balance of your allowance for loans losses and your recorded investment in financing receivables by impairment method (e.g., collectively evaluated, individually evaluated, acquired with deteriorated credit quality) for each loan portfolio segment as of each balance sheet date presented. Refer to ASC 310-10-50-11B(g) and (h) and the example disclosure in ASC 310-10-55-7 for guidance.

As disclosed on page F-104 of the Amendment, FNBM did not have any impaired loans as of September 30, 2014 and September 30, 2013. Accordingly, no additional disclosure is required.

34.                               Please revise your disclosure to provide an age analysis of past due financing receivables at each period end. Refer to ASC 310-10-50-7A and the example disclosure in ASC 310-10-55-9 for guidance.

Note 5 to the Consolidated Financial Statements of FNBM has been revised in accordance with this comment. Please see page F-102 of the Amendment.

35.                               Please revise to disclose the recorded investment in financing receivables by credit quality indicator. Refer to ASC 310-10-50-29(b) and the example disclosure in ASC 310-10-55-8.

Note 5 to the Consolidated Financial Statements of FNBM has been revised in accordance with this comment. Please see page F-103 of the Amendment.

36.                               Please revise to disclose the information required by ASC 310-10-50-15(a)(3) and (4) as of each balance sheet date presented.

As disclosed on page F-104 of the Amendment, FNBM did not have any impaired loans as of September 30, 2014 and September 30, 2013. Accordingly, no additional disclosure is required.

37.                               Please revise to disclose the information required by ASC 310-10-50-15(c)(1), (2) and (3) for each period or which results of operations are presented.

As disclosed on page F-104 of the Amendment, FNBM did not have any impaired loans as of September 30, 2014 and September 30, 2013. Accordingly, no additional disclosure is required.

Unaudited Pro Forma Combined Financial Information, page F-106

38.                               Please revise your pro forma income statements to provide the financial information and appropriate pro forma adjustments in separate columns for Liberty Centre Bancorp, Inc. for the periods prior to the acquisition.

The Unaudited Pro Forma Combined Financial Information has been revised in accordance with this comment. Please see page F-116 of the Amendment.

Signatures

39.                               Please identify your principal accounting officer or controller in your signature block. Refer to Instruction 1 to Signatures on Form S-4.

The signature page has been revised in accordance with this comment to include the controller. Please see signature page of the Amendment.

Exhibit Index

40.                               Please furnish all schedules to your amended plan of merger agreement.

This comment pertains to certain disclosure schedules the parties exchanged in connection with the execution of the agreement and plan of merger dated July 2,

2014, as amended October 7, 2014 (the “Agreement”). The disclosure schedules contain potential exceptions to the representations, warranties and covenants of Agreement. The disclosure schedules contain, among other things, information about certain potential or actual legal proceedings, lists of employee and director benefit plans and agreements, engagement letters with the financial advisors, lists of vendor, software and insurance contracts, tax return information, regulatory information, and information about certain loan relationships. None of the information listed or described in the disclosure schedules represent a material addition to or material conflict with the description of the Agreement as set forth in the registration statement.

41.                               Please file signed copies of your legal and tax opinions or tell us when you intend to file such signed opinions.

The signed and dated legal and tax opinions will be filed by amendment immediately prior to effectiveness of the registration statement.

42.                               Please delete the second to last paragraph from your legal opinion or advise. Refer to Staff Legal Bulletin No. 19.

Exhibit 5.1 has been revised in accordance with this comment. Please see Exhibit 5.1 of the Amendment.

43.                               Please delete assumptions 5(i) and 6(i) from Ex 8.1 as they appear to assume the tax consequence at issue. Further revise opinion (ii) therein to state that the statements made in the registration statement “are” or “represent” the opinion of Bybel Rutledge; it is insufficient to state that these statements are correct. Refer to Staff Legal Bulletin No. 19.

Exhibit 8.1 has been revised in accordance with this comment. Please see Exhibit 8.1 of the Amendment.

44.                               Please revise Ex 23.6 so that Ambassador consents to the summary of its opinion in the body of your registration statement.

Exhibit 23.6 has been revised in accordance with this comment. Please see Exhibit 23.6 of the Amendment.

The Amendment has been filed as of today’s date and revised as appropriate in response to your comments.  If you have any additional comments, please contact the undersigned.

Sincerely,

/s/ Erik Gerhard

Bybel Rutledge LLP

By: Erik Gerhard

cc:                                Wesley M. Weymers

Kenneth J. Rollins, Esquire